EUPRAXIA PHARMACEUTICALS INC.
(the "**Company**")

Annual General and Special Meeting
June 2, 2025 at 10:00 AM (Canada/Pacific)
Virtual Meeting: https://virtual-meetings.tsxtrust.com/en/1787
(the "**Meeting**")

Proxy Voting – Guidelines and Conditions

1. **THIS PROXY IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE COMPANY.**
2. **THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.**
3. **If you appoint the Management Nominees indicated on the reverse to vote on your behalf, they must also vote in accordance with your instructions or, if no instructions are given, in accordance with the Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.**
4. This proxy confers discretionary authority on the person named to vote in their discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof.
5. **The securityholder has a right to appoint a person or company to represent the securityholder at the Meeting other than the person or company designated in the form of proxy.** Such right may be exercised by inserting, on the reverse of this form, in the space labeled "Please print appointee name", the name of the person to be appointed, who need not be a securityholder of the Company.
6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the securityholders of the Company.
7. To be valid, this proxy must be filed using one of the ***Voting Methods*** and must be received by *TSX Trust Company* before the ***Filing Deadline for Proxy,*** noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chair of the Meeting in their discretion, and the Chair is under no obligation to accept or reject any particular late proxy.
8. If the holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the holder may be required to provide documentation evidencing the signatory's power to sign the proxy.
9. Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol.

Electronic Delivery

If you are a registered securityholder and wish to enroll for electronic delivery for future issuer communications including meeting related materials, financial statements, DRS, etc., where applicable, you may do so:

1. After you vote online at www.voteproxyonline.com using your control number.
2. Through TSX Trust's online portal, Investor Insite. You may log in or enroll at https://www.tsxtrust.com/investor-login

For details go to www.tsxtrust.com/consent-to-electronic-delivery

VOTING METHOD	
Internet	Go to www.voteproxyonline.com and enter the 12 digit control number
FACSIMILE	416-595-9593
MAIL or HAND DELIVERY	TSX Trust Company 301-100 Adelaide Street West Toronto, Ontario, M5H 4H1

Investor inSite

TSX Trust Company offers at no cost to holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable holder forms and Frequently Asked Questions.

To register, please visit: https://tsxtrust.com/t/investor-hub/forms/investor-insite-registration and complete the registration form.

For assistance, please contact TSX TRUST INVESTOR SERVICES.

Mail: 301 - 100 Adelaide Street West Toronto, ON, M5H 4H1

Tel: 1-866-600-5869

Email: tsxtis@tmx.com

TMX TSX TRUST

FORM OF PROXY (“PROXY”)

EUPRAXIA PHARMACEUTICALS INC.
(the "**Company**")

CONTROL NUMBER: «CONTROL_NUMBER»

Annual General and Special Meeting
June 2, 2025 at 10:00 AM
(Canada/Pacific)
Virtual Meeting: https://virtual-meetings.tsxtrust.com/en/1787

SECURITY CLASS: Common Shares | **RECORD DATE: April 17, 2025** | **FILING DEADLINE FOR PROXY: May 29, 2025 at 10:00 AM (Canada/Pacific)**

APPOINTEES

The undersigned hereby appoints **James Helliwell, CEO** whom failing **Alex Rothwell, CFO** (the “Management Nominees”) or instead of any of them, the following Appointee

PLEASE PRINT APPOINTEE NAME

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with the voting instructions, if any, provided below.

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS - VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Number of Directors	**FOR**	**AGAINST**
To set the number of Directors at 7	☐	☐

2. Election of Directors	**FOR**	**WITHHOLD**
A) James A. Helliwell	☐	☐
B) Simon Pimstone	☐	☐
C) Richard M. Glickman	☐	☐
D) Paul Geyer	☐	☐
E) John Montalbano	☐	☐
F) Michael Wilmink	☐	☐
G) Joseph Freedman	☐	☐

3. Appointment of Auditor	**FOR**	**WITHHOLD**
Appointment of KPMG LLP as Auditor of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

4. Approval of Omnibus Incentive Plan	**FOR**	**AGAINST**
To consider, and if thought fit, to approve an ordinary resolution approving the Company’s 2025 Omnibus Incentive Plan, as more particularly set out in the accompanying Management Information Circular.	☐	☐

5. Approval of Re-pricing of Certain Stock Options	**FOR**	**AGAINST**
To consider, and if thought fit, to approve an ordinary resolution of shareholders approving the re-pricing of certain stock options previously granted to certain non-executive employees, none of which are insiders of the Company, under the Company’s amended and restated stock option plan, as more particularly set out in the accompanying Management Information Circular.	☐	☐

The Proxy revokes and supersedes all earlier dated proxies and **MUST BE SIGNED**

PLEASE PRINT NAME

Signature of registered owner(s) *Date(MM/DD/YYYY)*

☐ **Interim Financial Statements** – Mark this box if you would like to receive Interim Financial Statements and Management’s Discussion and Analysis.

☐ **Annual Financial Statements** – Mark this box if you would like to receive Annual Financial Statements and Management’s Discussion and Analysis.

If you are casting your vote online and wish to receive financial statements, please complete the online request for financial statements following your voting instructions. If the cut-off time has passed, please fax this side to 416-595-9593